UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                     FORM 25



         NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION UNDER
             SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934.



                                                Commission File Number 001-07023

Issuer:                                                QUAKER FABRIC CORPORATION
Exchange:                                              THE NASDAQ GLOBAL MARKET


 (Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)


                                         Address:    941 Grinnell Street
                                                     Fall River,
                                                     Massachusetts
                                                     02721

                                Telephone number:    (508) 678-1951

       (Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)


                     Common Stock, par value $0.01 per share
                      (Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

|_| 17 CFR 240.12d2-2(a)(1)
|_| 17 CFR 240.12d2-2(a)(2)
|_| 17 CFR 240.12d2-2(a)(3)
|_| 17 CFR 240.12d2-2(a)(4)

|_| Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange. (1)

|X| Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with its rules of the Exchange and the requirements of 17 CFR 240.12d-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements for the Securities Exchange Act of 1934, QUAKER FABRIC CORPORATION certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

         2007-08-17            By /s/ Paul J. Kelly     Vice President and Chief
            Date                                            Financial Officer

                                  Name                            Title


(1) Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.